Exhibit 99.1

ODDITY TECH REPORTS THIRD QUARTER 2026 RESULTS AHEAD OF PLAN, RAISES FULL YEAR NET REVENUE AND ADJUSTED EBITDA OUTLOOK

•	Third quarter net revenue of $145 million, down approximately 2% year-over-year
•	Third quarter adjusted EBITDA of $22 million
•	Third quarter net income of $11 million and third quarter adjusted net income of $18 million
•	Strong liquidity position including cash, cash equivalents and investments of $561 million, and aggregate credit facilities of $350 million which remain undrawn

NEW YORK, November 11, 2026 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the third quarter ended September 30, 2026.

“We made further progress stabilizing our business and delivered strong results for SpoiledChild and METHODIQ,” said Oran Holtzman, ODDITY co-founder and CEO. “We continue to work in close collaboration with our largest advertising partner to solve the IL MAKIAGE account dislocation and are hopeful we are on a path to normalization. Our goal is to return the company to growth and we are optimistic about the initiatives planned for 2027.”

ODDITY achieved key objectives during the third quarter, including:

•	Net revenue and adjusted EBITDA results above our outlook for the third quarter ended September 30, 2026.
•	Strong double-digit net revenue growth for SpoiledChild during the third quarter. SpoiledChild is on track to grow at least 35% compared to 2025 and approach $350 million of net revenue in 2026.
•	Continued sequential growth for METHODIQ, which remains on track to deliver first-year net revenue ahead of SpoiledChild’s first year.
•	Category expansion initiatives at METHODIQ, including the launch of longevity and metabolic health with prescription injectable and peptide therapies planned for 2027.
•	Maintaining a strong liquidity position, including $561 million of cash, cash equivalents and investments and $350 million of undrawn credit facilities.

“Third quarter net revenue declined 2% year-over-year, better than our outlook and a substantial sequential improvement from the second quarter,” said Lindsay Drucker Mann, ODDITY Global CFO. “We are raising our full year net revenue outlook and adjusted EBITDA outlook.”

Third Quarter Fiscal 2026 Financial Highlights:

Results for the third quarter ended September 30, 2026 are presented below in comparison to the third quarter ended September 30, 2025.

•	Net revenue was $145 million compared to $148 million in the third quarter of 2025, a decrease of 2%.

•	Gross profit was $98 million compared to $106 million in the third quarter of 2025; gross margin was 67.4% compared to 71.6%.
•	Net income was $11 million compared to $18 million in the third quarter of 2025.
•	Adjusted net income was $18 million compared to $25 million in the third quarter of 2025.
•	Adjusted EBITDA was $22 million compared to $29 million in the third quarter of 2025.
•	Diluted earnings per share was $0.23 compared to $0.28 in the third quarter of 2025.
•	Adjusted diluted earnings per share was $0.37 compared to $0.40 in the third quarter of 2025.
•	Cash, cash equivalents, and investments were $561 million as of September 30, 2026.
•	During the third quarter, ODDITY withheld approximately $0.5 million of Class A ordinary shares to satisfy tax withholding obligations that were settled in the fourth quarter. The shares withheld were treated as repurchases under the $200 million 2026 Buyback Plan. Approximately $86 million remained under the plan as of September 30, 2026, subject to market conditions and legal and regulatory constraints.

Financial results have been rounded to the nearest million, unless indicated otherwise.

The table below sets forth our actual results for the three months ended September 30, 2026 and the low and high end of our guidance range regarding our results for the third quarter of 2026 as issued on September 9, 2026.

	Three months ended September 30, 2026
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	-2%	-5%	-5%
Adjusted EBITDA	$22 million	$18 million	$20 million

Financial Outlook:

ODDITY is raising net revenue and adjusted EBITDA guidance for the full year ending December 31, 2026:

•	Net revenue to decrease by approximately 18.5% year-over-year
•	Adjusted EBITDA between $32 million and $34 million

	Current FY2026 Outlook	Prior FY2026 Outlook
Net Revenue	-18.5%	-19.0%
Adjusted EBITDA	$32 to $34 million	$30 to $32 million

ODDITY is providing the following guidance for the fourth quarter ending December 31, 2026:

•	Net revenue to decrease by between 10% and 11% year-over-year
•	Adjusted EBITDA between $4 million and $6 million

Adjusted EBITDA, Adjusted net income, and Adjusted diluted earnings per share are non-GAAP financial measures. Please see the sections titled “Non-GAAP Financial Measures” and “Reconciliation of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA outlook to the corresponding net income measure because the quantification of certain items included in the calculation of GAAP net income cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q3 2026 financial and business results and outlook is scheduled for today, November 11, 2026, at 8:30 a.m. ET. To participate, please dial 1-877-407-9208 (US) or 1-201-493-6784 (international). To access the call, please reference the company name and call title: ODDITY Third Quarter 2026 Earnings Call. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 (US) or 1-412-317-6671 (international). The access code for the replay is 13763500. An archive of the webcast will be available on the Investors section of ODDITY’s website for seven days following the call.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted net income, Adjusted diluted earnings per share, and free cash flow. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections, and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial income, net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and certain unusual or non-recurring items. ODDITY believes Adjusted EBITDA is useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA provides meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, certain unusual or non-recurring items, one-time tax gains/losses and the tax effect of non-GAAP adjustments. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY defines “free cash flow” as net cash provided by operating activities less purchase of property and equipment.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliation of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “hope,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, new category and product launches, ability to deliver superior products and experiences, ability to remedy the dislocation in our customer acquisition costs, potential long-term success and ODDITY’s outlook for the fourth quarter of 2026 and the full year ending December 31, 2026. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to cost-effectively attract new customers (including by responding effectively to changes to algorithm-based bidding systems on key advertising platforms), retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the risk that the HHS's interim enforcement discretion policy covering certain compounded peptides, which is not binding, may be modified, withdrawn, finalized in a different form, including following public comment, challenged or applied differently than we expect; the fact that compounded peptide products are not approved by, and have not been evaluated by, the FDA for safety or effectiveness, and may be subject to adverse events, product liability claims, negative publicity or changes in medical or scientific understanding, which could have an adverse impact on our reputation and consumer demand; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2026, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves over 70 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE, SpoiledChild, and METHODIQ. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

press@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Net revenue	$144,981	$147,902	$523,438	$657,118
Cost of revenue	47,301	42,016	163,842	176,032
Gross profit	97,680	105,886	359,596	481,086
Selling, general and administrative	87,580	88,526	376,246	363,967
Operating income (loss)	10,100	17,360	(16,650)	117,119
Financial (income), net	(6,854)	(6,200)	(28,693)	(11,340)
Income before taxes on income	16,954	23,560	12,043	128,459
Taxes on income	5,759	5,815	9,319	23,598
Net income	$11,195	$17,745	$2,724	$104,861
Weighted-average number of shares – basic (thousands)	46,522	57,335	49,995	56,725
Weighted-average number of shares – diluted (thousands)	48,235	62,659	53,202	61,777
Earnings per share attributable to Class A and Class B Ordinary shareholders:
Basic	$0.24	$0.31	$0.05	$1.85
Diluted	$0.23	$0.28	$0.05	$1.70

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	September 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$168,341	$402,209
Marketable securities	30,146	11,170
Trade receivables	10,294	16,902
Inventories	157,507	135,181
Prepaid expenses and other current assets	35,288	36,336

Total current assets	401,576	601,798

LONG-TERM ASSETS:
Marketable securities	362,182	362,571
Property, plant and equipment, net	9,972	10,864
Deferred tax asset, net	28,088	27,693
Intangible assets, net	50,153	43,582
Goodwill	64,904	64,904
Operating lease right-of-use assets	19,321	22,311
Other assets	4,094	4,069

Total long-term assets	538,714	535,994

Total assets	$940,290	$1,137,792

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	September 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$54,766	$75,957
Other accounts payable and accrued expenses	43,612	32,869
Operating lease liabilities, current	4,917	6,002

Total current liabilities	103,295	114,828

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	16,128	17,463
Exchangeable Note	538,049	584,368
Other long-term liabilities	24,719	24,638

Total liabilities	682,191	741,297

SHAREHOLDERS' EQUITY:
Class A Ordinary shares	11	15
Class B Ordinary shares	3	3
Additional paid-in capital[1]	15,117	77,571
Accumulated other comprehensive (loss) income	(3,530)	4,892
Retained earnings[1]	246,498	314,014

Total shareholders' equity	258,099	396,495

Total liabilities and shareholders' equity	$940,290	$1,137,792

1 Retained earnings in 2026 were reduced by $70.2 million of share repurchase costs in excess of additional paid-in capital.

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollar in thousands

	Nine months ended September 30,
	2026	2025
	(Unaudited)
Cash flows from operating activities:
Net income	$2,724	$104,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,423	7,981
Share-based compensation	25,908	25,734
Deferred income taxes	1,996	(3,462)
Amortization of debt issuance costs	2,511	-
Gain on repurchase of 0% exchangeable senior notes due 2030 ("exchangeable notes")	(13,539)	-
Change in trade receivables	6,608	(300)
Change in prepaid expenses and other receivables	638	(6,178)
Change in inventories	(22,326)	(16,238)
Change in trade payables	(21,191)	(19,167)
Change in other accounts payable and accrued expenses	13,182	1,389
Change in operating lease right-of-use assets	5,910	4,237
Change in operating lease liability	(5,341)	(2,594)
Other	(3,617)	(3,729)
Net cash provided by operating activities	$4,886	$92,534

Cash flows from investing activities:
Purchase of property and equipment	(2,361)	(2,957)
Capitalization of software development costs and investment in other intangible assets	(11,410)	(8,048)
Investment in marketable securities, net	(28,284)	(93,072)
Maturities of short-term deposits	-	21,365
Other investing activities	-	(151)
Net cash used in investing activities	(42,055)	(82,863)

Cash flows from financing activities:
Proceeds from issuance of exchangeable notes, net of issuance costs	-	583,120
Repurchase of exchangeable notes	(35,291)	-
Purchase of capped calls	-	(63,280)
Proceeds from exercise of options	1,388	12,004
Repurchase and retirement of Class A ordinary shares	(162,778)	-
Net cash (used in) provided by financing activities	(196,681)	531,844

Effect of exchange rate fluctuations on cash and cash equivalents	(65)	210

Net (decrease) increase in cash, cash equivalents and restricted cash	(233,915)	541,725
Cash, cash equivalents and restricted cash at the beginning of the period	402,279	50,347

Cash, cash equivalents and restricted cash at the end of the period	$168,364	$592,072

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Measures

U.S. dollar in thousands (except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net income	$11,195	$17,745	$2,724	$104,861
Financial (income), net	(6,854)	(6,200)	(28,693)	(11,340)
Taxes on income	5,759	5,815	9,319	23,598
Depreciation and amortization	3,922	2,673	11,423	7,981
Share-based compensation	8,021	8,881	25,908	25,734
Other adjustments[1]	-	-	7,199	-
Adjusted EBITDA	$22,043	$28,914	$27,880	$150,834

Reconciliation of Net Income and Adjusted Net Income
Net income	$11,195	$17,745	$2,724	$104,861
Share-based compensation	8,021	8,881	25,908	25,734
Other adjustments[2]	-	-	(6,340)	-
Tax adjustments[3]	(1,475)	(1,658)	(3,598)	(6,738)
Adjusted net income	$17,741	$24,968	$18,694	$123,857

Diluted earnings per share	$0.23	$0.28	$0.05	$1.70
Impact of adjustments	0.14	0.12	0.30	0.30
Adjusted diluted earnings per share	$0.37	$0.40	$0.35	$2.00

Reconciliation of net cash provided by operating activities to free cash flow

	Nine months ended September 30,
	2026	2025
	(Unaudited)
Net cash provided by operating activities	$4,886	$92,534
Purchase of property and equipment	(2,361)	(2,957)
Free cash flow	$2,525	$89,577

1 Represents costs of certain legal matters and employee actions outside the ordinary course of business.

2 Represents costs of certain legal matters and employee actions outside the ordinary course of business and, in the second quarter of 2026, a $13.5 million gain on repurchases of our exchangeable notes.

3 Represents the tax impact of (a) the reconciling items above and (b) other discrete tax items in 2025.

ODDITY TECH LTD.

Supplemental Financial Information

U.S. dollar in thousands

Cash, cash equivalents, and investments

	September 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
Cash, restricted cash, and cash equivalents	$168,364	$402,279
Marketable securities	392,328	373,741
Total cash and investments	$560,692	$776,020

Net revenue by sales channel

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Online direct-to-consumer	$138,714	$140,458	$505,827	$636,672
Percent of net revenue	96%	95%	97%	97%

Other (Israel retail, marketing affiliates)	$6,267	$7,444	$17,611	$20,446
Percent of net revenue	4%	5%	3%	3%
Net revenue	$144,981	$147,902	$523,438	$657,118

Note: ODDITY does not sell to resellers or distributors. Online direct-to-consumer revenues are generated directly by ODDITY through its online platform only (i.e., ILMAKIAGE.com, SpoiledChild.com, and METHODIQ.com). All revenue in Israel, including revenue generated in stores, online, and from beauty academies, is included in Other.